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SEC Mail Processing
MAR 16 2018
Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40282

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2017** (MM/DD/YY) AND ENDING **DECEMBER 31, 2017** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **GERWIN GROUP, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1575 E. HILLCREST DRIVE
(No. and Street)

THOUSAND OAKS	**CA**	**91362**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRISTOPHER GERWIN **805-494-5005**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

EB.

OATH OR AFFIRMATION

I, **CHRISTOPHER GERWIN**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **GERWIN GROUP, INC.**, as of **DECEMBER 31, 2017** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

SEE ATTACHED

Public Notary

This report** contains (check all applicable boxes);

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT CIVIL CODE § 1189

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California }
County of Ventura }

On February 28, 2018 before me, Ryan K. Roberts,
Date Here Insert Name and Title of the Officer

personally appeared Christopher Gerwin
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

RYAN K. ROBERTS
Commission # 2096461
Notary Public - California
Ventura County
My Comm. Expires Jan 14, 2019

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature ____________________
Signature of Notary Public

Place Notary Seal and/or Stamp Above

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Audit Report

Document Date: N/A Number of Pages: 2

Signer(s) Other Than Named Above: N/A

Capacity(ies) Claimed by Signer(s)

Signer's Name:	Signer's Name:
☐ Corporate Officer – Title(s):	☐ Corporate Officer – Title(s):
☐ Partner – ☐ Limited ☐ General	☐ Partner – ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact	☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian of Conservator	☐ Trustee ☐ Guardian of Conservator
☐ Other:	☐ Other:
Signer is Representing:	Signer is Representing:

GERWIN GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2017

GERWIN GROUP, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2017

TABLE OF CONTENTS

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Gerwin Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Gerwin Group, Inc. as of December 31, 2017, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Gerwin Group, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Gerwin Group, Inc.'s management. Our responsibility is to express an opinion on Gerwin Group, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Gerwin Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Gerwin Group, Inc.'s financial statements. The supplemental information is the responsibility of Gerwin Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Gerwin Group, Inc.'s auditor since 2010.

Maitland, Florida

March 14, 2018

GERWIN GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Assets:	
Cash and cash equivalents	$ 8,765
Certificate of deposit	5,046
Commissions receivable	7,669
	$ 21,480

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued liabilities	$ 2,136
	2,136
Stockholder's equity:	
Common stock, $1 par value; 10,000 shares authorized, 10,000 issued and outstanding	10,000
Additional paid-in capital	76,730
Retained earnings (deficit)	(67,386)
	19,344
	$ 21,480

The accompanying notes are an integral part of these financial statements.

GERWIN GROUP, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

Revenues:		
Insurance income	$	48,517
Advisory and Consulting		1,620
Mutual Fund and 12B-1's		35,568
Total revenues		85,705
Expenses:		
Commission and salaries expense		26,584
Employee compensation		7,000
Storage expense		2,260
Regulatory fees and expenses		4,100
Telephone and communications		3,330
Other operating expenses		34,998
Total expenses		78,272
Net income (loss)	$	7,433

The accompanying notes are an integral part of these financial statements.

GERWIN GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances, December 31, 2016	$ 10,000	$ 72,705	$ (74,819)	$ 7,886
Stockholder contribution	-	4,025	-	4,025
Net income (loss)	-	-	7,433	7,433
Balances, December 31, 2017	$ 10,000	$ 76,730	$ (67,386)	$ 19,344

The accompanying notes are an integral part of these financial statements.

GERWIN GROUP, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

Cash flows from operating activities:		
Net income (loss)	$	7,433
Adjustments to reconcile net income to net cash flows from operating activities:		
(Increase) decrease in:		
Commissions receivable		(4,734)
Certificate of deposit		1,088
Increase (decrease) in:		
Accounts payable and accrued expenses		(629)
Net cash provided by operating activities		3,158
Cash flows from financing activities:		
Stockholder contributions		4,025
Net cash provided in financing activities		4,025
Net increase in cash and cash equivalents		7,183
Cash and cash equivalents at beginning of period		1,582
Cash and cash equivalents at end of period	$	8,765

The accompanying notes are an integral part of these financial statements.

Note 1 – Summary of Significant Accounting Policies

Nature of Business

Gerwin Group, Inc. ("the Company") is a broker-dealer, registered with the Securities Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed in August 1988 in the state of California.

The Company primarily sells mutual funds, fixed and variable annuities and life insurance.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2017, the Company had no uninsured cash balances.

Revenue and Cost Recognition

Revenue is recorded when commissions are earned and expenses are recorded as incurred. Securities transactions are recorded on a trade date basis.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and operating loss and income tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates expected to apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary. The shareholders and the Company are generally not subject to U.S. federal, state or local income tax examinations to the Company's activities for tax years before 2014.

Note 1 – Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in accounting principles generally accepted in the United States of America (US GAAP) when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning December 15, 2017. The Company has not yet selected a transition method and is currently evaluating the effect the standard will have on the financial statements.

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital at amounts equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2017, the Company had excess net capital of $6,574 and a net capital rate of .18 to 1.

Note 3 – Income Taxes

At December 31, 2017, the Company had approximately $56,593 of net operating losses ("NOL") carry-forwards, which may be applied against future taxable income. These losses are available for future years and expire through 2032. Utilization of these losses may be severely or completely limited if the Company undergoes an ownership change pursuant to Internal Revenue Code Section 382.

The Company has taken a 100% valuation allowance against the deferred asset attributable to the NOL carry forwards of approximately $ 56,593 at December 31, 2017, due to the uncertainty of realizing the future tax benefits.

Note 4 - Related Party

The Company conducts operations from the residence of its sole stockholder. There is no lease or sharing agreement, and the Company is currently not paying rent for the space it occupies.

Note 5 – Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 6 - Commitment and Contingencies

The Company had no commitment and contingencies as of December 31, 2017.

Note 7 - Subsequent Events

In accordance with the *Subsequent Events* Topic of the FASB Accounting Standards Codification No. 855 ("FASB ASC 855"), the Company has evaluated those events and transactions that occurred from January 1, 2018 through March 14, 2018, the date the financial statements were available to be issued. No material events or transactions have occurred during this period which would render these financial statements to be misleading.

SCHEDULE I
GERWIN GROUP, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1 AND RECONCILIATION OF NET CAPITAL PURSUANT TO SEC RULE 17a-5(d)(4) AS OF DECEMBER 31, 2017

Computation of basic net capital requirements:	
Total member's equity qualified for net capital	$ 19,344
Non-Allowable Assets:	7,669
Net capital before haircuts and securities positions	11,675
Haircuts:	
Securities positions	101
Net capital	11,574
Minimum net capital requirements:	
6 2/3% of total aggregate indebtedness ($2,136)	
Minimum dollar net capital for this broker-dealer ($5,000)	
Net capital requirement (greater of above two requirements)	5,000
Excess net capital	$ 6,574
Reconciliation with Company's computation (included in Part II Form X-17A-5 as of December 31, 2017)	
Net capital, as reported in the Company's Part II (unaudited) Focus Report	$ 17,410
Increase in non-allowable commissions received	(5,836)
Net Capital December 31, 2017	$ 11,574

SCHEDULE II
GERWIN GROUP, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017

Total aggregate indebtedness:	
Accounts payable and accrued liabilities	$ 2,136
Aggregate indebtedness	$ 2,136
Ratio of aggregate indebtedness to net capital	.18 to 1

SCHEDULE III
GERWIN GROUP, INC.

INFORMATION RELATING TO EXEMPTIVE PROVISION
REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2017

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k) (2) (i) of the Rule.

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k) (2) (i) of the Rule.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Gerwin Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Gerwin Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Gerwin Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) Gerwin Group, Inc. stated that Gerwin Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Gerwin Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Gerwin Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

March 14, 2018

Gerwin Group, Inc.
Retirement Planning

1575 E. Hillcrest Dr.
Westlake Village, CA 91362
chrisgerwin@gerwingroup.com
Fax: 805-494-3335
800-973-7775
805-807-1697
www.gerwingroup.com
Member FINRA & SIPC

February 23, 2018

Ohab and Company P.A.
100 E. Sybella Ave., Suite 130
Maitland, FL 32751

Gerwin Group Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. section 240. 17a-5, "Reports to be made by certain broker and dealers"). This exemption Report was prepared as required by 17 C.F.R. section 240. 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from C.F.R. section 15c3-3 under the following provisions of 17 C.F.R. section 240. 15c3-3(k)(2)(i):
and

(2) The Company met the identified exemption provision in 17 C.F.R. section 240. 15c3-3(k)(2)(i) throughout the most recent year without exception.

Gerwin Group Inc.

I, Christopher Gerwin, swear and affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By

President
February 23, 2018